

December 23, 2013

Via E-mail
Meng Hao
President
Razor Resources Inc.
8-5-128 Jichexiaoqu
Chanchun, Jilin
China

> **Re: Razor Resources Inc.**
> **Form 8-K/A**
> **Filed December 23, 2013**
> **Form 8-K**
> **Filed December 19, 2013**
> **Response dated November 13, 2013**
> **File No. 000-51973**

Dear Mr. Hao:

We have reviewed your filings and response and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 8-K filed December 19, 2013

1.   We note your response to comment 4 of our letter dated October 15, 2013. Please confirm to us that you will update the financial statements as requested to perform the following:

- As soon as reasonably practicable file an amendment to the Form 10-K for the fiscal year ended April 30, 2013 to remove any reference to the audit opinion of Stan J.H.

Meng Hao
Razor Resources Inc.
December 23, 2013
Page 2

Lee, CPA and clearly label your financial statements for the years ended April 30, 2013 and 2012 as unaudited.

- Then file another amendment to the Form 10-K for the fiscal year ended April 30, 2013 and include the re-audited financial statements for the years ended April 30, 2013 and 2012 performed by your successor accounting firm, David Lee Hillary Jr.

If you have questions regarding these comments and related matters, please contact me at 202-551-3796.

Sincerely,

/s/ Myra Moosariparambil

Myra Moosariparambil
Staff Accountant